SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

ARCH WIRELESS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	31-1358569

(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581

(Address of Principal Executive Offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:

NOT APPLICABLE

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Class A Common Stock, par value $0.0001 per share	The Boston Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

Information Required in Registration Statement

Item 1. Description of Registrant’s Securities to be Registered.

     Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 6, 2003, by and between Arch Wireless, Inc. (the “Company”) and Arch 382 Corporation, a Delaware corporation and a wholly owned subsidiary of the Company, at 5:30 p.m. Eastern Daylight Time on June 13, 2003 (the “Effective Time”), each issued and outstanding share of common stock, $0.001 par value per share, of the Company (the “Common Stock”) will be converted into and represent the right to receive one fully paid and non-assessable share of Class A Common Stock, $0.0001 par value per share, of the Company (the “Class A Common Stock”). The purpose of this amendment to registration statement on Form 8-A/A is to register under Section 12(b) of the Securities and Exchange Act of 1934, as amended, the Class A Common Stock on the Boston Stock Exchange.

     The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation, as amended by the Certificate of Merger, dated June 13, 2003, of Arch 382 Corporation with and into the Company, and the Company’s Amended and Restated By-laws, as amended, each of which is filed as an exhibit to this amendment to registration statement and incorporated herein by reference.

     Immediately following the Effective Time, the total number of shares of capital stock that the Company shall have the authority to issue will be 100,000,000 shares, consisting of:

•	50,000,000 shares of Common Stock, par value $0.001 per share; and

•	50,000,000 shares of Class A Common Stock, par value $0.0001 per share.

     Immediately following the Effective Time, the Company will have 18,731,118 shares of Class A Common Stock issued and outstanding, 1,268,882 shares of Class A Common Stock reserved for issuance pursuant to the terms of the Company’s First Amended Joint Plan of Reorganization, as modified, which became effective May 29, 2002, and 250,000 shares of Class A Common Stock reserved for issuance under the Company’s 2002 Stock Incentive Plan, as amended.

     Holders of Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. Such holders are entitled to receive dividends when and if declared by the Company’s board of directors and to share, on the basis of their shareholdings, in the Company’s assets that are available for distribution to the Company’s stockholders in the event of liquidation. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. Holders of Common Stock do not have cumulative voting rights.

     The rights of the Class A Common Stock will be identical in all respects to the Common Stock, except for the transfer restrictions described below and the different par value. Immediately following the Effective Time, no shares of Common Stock will be outstanding. Once the transfer restrictions are no longer necessary to protect the tax benefits associated with the Company’s federal income tax attributes, the Class A Common Stock will be subject to conversion back into Common Stock without transfer restrictions on a share-for-share basis. The Company cannot predict if or when the transfer restrictions will no longer be necessary to protect these tax benefits or, as a result, if or when the Class A Common Stock will be subject to conversion back into Common Stock, because this is dependent on, among other things, the timing and amount of the Company’s future tax attributes and the future value of the Company’s stock.

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     At the Effective Time, each outstanding share of Common Stock will be converted into the right to receive one share of Class A Common Stock, which will be subject to the restrictions described below. After a cumulative change in ownership of the Company’s stock of more than 40%, the following transfers will be prohibited unless the transferor or transferee provides notice of the transfer to the Company and the Company’s board of directors approves the transfer: (1) transfers of Class A Common Stock by stockholders to a stockholder that holds 5% or more of the Company’s outstanding stock, (2) transfers of Class A Common Stock by stockholders who hold 5% or more of the Company’s outstanding stock to any person, entity or group and (3) transfers of Class A Common Stock by stockholders to any person, entity or group that, if consummated, would result in their ownership of 5% or more of the Company’s outstanding stock. In some circumstances, a stockholder may be attributed the ownership of stock held by another person or entity for purposes of determining whether the stockholder holds 5% or more of the Company’s outstanding stock, and a holder of less than 5% of the Company’s outstanding stock may be considered a holder of 5% or more of the Company’s outstanding stock for purposes of the restrictions if that holder is treated as a 5% shareholder under section 382 of the Internal Revenue Code.

     The Company’s board of directors will approve a transfer of Class A Common Stock if it determines in good faith that the transfer (1) would not result in a cumulative change in ownership of the Company’s stock of more than 42% or (2) would not increase the cumulative change in ownership of the Company’s stock. The Company’s board of directors may require an opinion of counsel, at the expense of the transferor and/or transferee, that the transfer would satisfy the conditions for approving the transfer discussed in the preceding sentence. A transfer by a holder of 5% or more of the Company’s outstanding stock who acquired such stock after the Company’s emergence from chapter 11 generally will not increase the cumulative change in ownership of the Company’s stock if that transfer occurs within three years of the holder’s acquisition of the stock.

     Prior to a cumulative change in ownership of the Company’s stock of more than 40%, no transfers of Class A Common Stock will be prohibited, but a transferor or transferee must provide notice to the Company of any transfer by or to a holder of 5% or more of the Company’s outstanding stock. However, notwithstanding the foregoing, any transfer of Class A Common Stock will be prohibited to the extent that it would result in a cumulative change in ownership of the Company’s stock of more than 42%. Any transfer prohibited by the restrictions discussed above would not be given effect and in general the shares would instead be transferred to an agent who would be required to dispose of the shares to other purchasers that would not own 5% or more of the Company’s outstanding stock following the transfer.

     Similar restrictions will apply to the issuance or transfer of an option to purchase Class A Common Stock, if the exercise of the option would result in a transfer that would be prohibited pursuant to the restrictions described above.

     Transfers by or to the Company and any transfer pursuant to (1) any merger, consolidation or similar transaction approved in advance by the Company’s board of directors or (2) any tender or exchange offer for any and all of the Company’s stock as to which a majority of the Company’s outstanding stock is tendered, as long as the offeror has committed to acquire any shares not tendered for the same type and amount of consideration paid in the offer, will be exempt from these restrictions.

     It is not presently anticipated that any dividends will be paid on the Common Stock or Class A Common Stock in the foreseeable future, and certain debt instruments of the Company and its subsidiaries expressly limit, or may have the effect of limiting, the amount of dividends payable by the Company.

     The transfer agent and registrar for the Common Stock and the Class A Common Stock is

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EquiServe Trust Company, N.A., 150 Royall Street, Canton, Massachusetts 02021.

Item 2. Exhibits

Exhibit Number	Description

1	Restated Certificate of Incorporation of Arch Wireless, Inc. (Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated May 15, 2002 and filed on May 30, 2002)

2	Amended and Restated By-laws, as amended, of Arch Wireless, Inc. (Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated June 12, 2003 and filed on June 13, 2003)

3	Certificate of Merger, dated June 13, 2003, of Arch 382 Corporation with and into Arch Wireless, Inc. (Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated June 12, 2003 and filed on June 13, 2003)

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SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCH WIRELESS, INC.

Date: June 13, 2003	By:	/s/ GERALD J. CIMMINO

	Name:	Gerald J. Cimmino
	Title:	Vice President and Treasurer

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